UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34537 / March 22, 2022

In the Matter of	:
	:
NORTHERN LIGHTS FUND TRUST IV	:
4221 North 203rd Street, Suite 100	:
Elkhorn, Nebraska 68022-3474	:
	:
FIRST MANHATTAN CO.	:
399 Park Avenue, 27th Floor	:
New York, New York 10022	:
	:
NORTHERN LIGHTS DISTRIBUTORS, LLC	:
4221 North 203rd Street, Suite 100	:
Elkhorn, Nebraska 68022-3474	:
	:
(812-15282)	:
	:

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY
ACT OF 1940

Northern Lights Fund Trust IV, First Manhattan Co. and Northern Lights Distributors, LLC filed
an application on November 10, 2021 and an amendment to the application on February 4, 2022
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an
exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act, and
under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of
the Act.

The order permits: (a) ActiveShares ETFs (as described in the Reference Order (as defined
below)) to issue shares ("Shares") redeemable in large aggregations only ("creation units"); (b)
secondary market transactions in Shares to occur at negotiated market prices rather than at net
asset value; and (c) certain affiliated persons of an ActiveShares ETF to deposit securities into,
and receive securities from, the ActiveShares ETF in connection with the purchase and
redemption of creation units. The relief in the order incorporates by reference terms and
conditions of the same relief of a previous order granting the same relief sought by applicants, as
that order may be amended from time to time ("Reference Order").[1]

On February 24, 2022, a notice of the filing of the application was issued (Investment Company
Act Release No. 34516). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was

---

[1]	Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477
(May 20, 2019) (order).

ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Northern Lights Fund Trust IV, et al. (File No. 812-15282),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                                    J. Matthew DeLesDernier
                                    Assistant Secretary